Filed by Consolidated Graphics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Consolidated Graphics, Inc.

Commission File No.: 001-12631

Talking Points for Presidents

Q&A for Employee Discussions

GENERAL

Who is RR Donnelley and what do they do?

•      RR Donnelley is a full-service provider of integrated communications solutions— including printing and related services — to 60,000 customers worldwide.

•      RR Donnelley is traded on the NASDAQ (symbol RRD).

•      The company provides printing services and integrated communications solutions inclusive of commercial printing, direct mail, books, magazines, catalogs, retail inserts, directories, financial printing, digital  print, kitting and fulfillment, forms, labels, office products,  logistics, premedia, transaction and document processing, supply chain services, packaging, and more.

•      RR Donnelley’s customers include the world’s major retailers, catalog merchandisers, publishers of magazines, books and directories, and customers in the financial services, insurance, healthcare automotive, technology, telecom, consumer packaged goods, and many other industries.

How big is RR Donnelley?  What are their revenues?  How many employees do they have?

•      RR Donnelley had annual revenues in 2012 of approximately $10 billion.  They operate in 37 countries, have more than 500 locations with operations in North America, Europe, Asia and Latin America, and serve more than 60,000 customers with 57,000 employees globally.

•      RR Donnelley’s global footprint includes the ability to produce, source, and manage many products and services that will enable the combined organizations to offer an extensive range of solutions to customers.

•      Although RR Donnelley is a large company, it retains many of the characteristics and culture of a smaller organization.  For example, RR Donnelley emphasizes operating under the highest ethical standards; making employee safety the first and most important job; providing intimate customer service, working together in a respectful and honest manner; and appreciating diversity.

•      RR Donnelley has a long-standing “Open Door” policy that reflects the importance that its leaders place on communicating with employees — and ensuring that employees have open access to bring up their questions, concerns, and ideas.

What are the terms of the transaction?

•      Consolidated Graphics and RR Donnelley have jointly announced that they have signed a definitive agreement under which RR Donnelley would acquire Consolidated Graphics for a per share consideration of $34.44 in cash and 1.651 shares of RR Donnelley’s common stock in a deal valued at $620 million or $62 per share.

•      The transaction is expected to close in the first quarter of 2014.

What changes will RR Donnelley make?

•      Although it is too early to talk about any specific changes, RR Donnelley has initiated this transaction because they have a very positive perception about how Consolidated Graphics operates and serves its clients. Specifically, RRD recognizes the value that the CGX decentralized sales and service model has created for all of its stakeholders - customers, shareholders and employees alike.  After this transaction is completed, RRD intends to adopt aspects of our local service model for all its commercial printing group to drive the growth of the business.

•      The transaction is subject to the customary closing conditions including regulatory approvals and Consolidated Graphics shareholder approval.  In the meantime, both companies are required to operate as separate entities.

•      Right now, it must remain business as usual.

Why is RR Donnelley interested in acquiring Consolidated Graphics?

•      Consolidated Graphics is a well respected leader in the printing industry and provides products and services that will be attractive to RR Donnelley’s customers.

•      Under the combined organization, customers will benefit from the collective expertise and efforts of both organizations to bring them new products and service offerings.  They will be afforded the “best of the best” in terms of products, services, and integrated communications solutions as well as customer service.

•      RR Donnelley appreciates the expertise and customer service for which Consolidated Graphics is known and will look to incorporate our best practices into the combined company.

How can I learn more about RR Donnelley?

•      RR Donnelley is a public company, so there is lots of information available online at www.rrdonnelley.com.

What can we expect to see between today and when the acquisition is complete?

•      The first priority is to continue to deliver to our customers the quality, service, and value for which Consolidated Graphics is known.  So, until all approvals have been obtained and the acquisition has been completed, it is business as usual for both companies.  Remain focused.

•      Until this acquisition is completed, we are still two separate companies, each responsible for serving customers independently.

•      An integration planning team, comprised of both RR Donnelley and Consolidated Graphics personnel, will be working together to assure that we will experience a smooth integration into RR Donnelley once the transaction closes.

•      Additional information will be shared throughout this process as it becomes available.

If there is a nearby RR Donnelley facility, may we visit it?

•      Until this transaction is completed, Consolidated Graphics and RR Donnelley are two separate companies.  You must not contact RR Donnelley or any of their employees for any reason by telephone, email or otherwise.

CUSTOMERS

What should we tell our customers?

•      You may tell customers that RR Donnelley and Consolidated Graphics have signed a definitive agreement pursuant to which RR Donnelley will acquire Consolidated Graphics.  The agreement is subject to customary closing conditions and is not final until those conditions are met.  It is expected to close in the first quarter of 2014.  An announcement will be made when the acquisition has been completed, and more information will be available then about how we can continue and expand our relationship.

•      Customers should continue to communicate with their existing contacts at Consolidated Graphics.

•      Until the deal is completed, Consolidated Graphics and RR Donnelley are two separate companies.  Joint sales calls, sales proposals, or other communications are not permitted.  Both organizations will follow all regulatory guidelines during the transition.

NEXT STEPS

What should we do until the combination is complete and we become a part of RR Donnelley?

•      Right now it is business as usual at Consolidated Graphics, and we must all remain focused on delivering the quality, service, and value that our customers expect from us.

What about my employee benefits?

•      Your Consolidated Graphics employee benefits remain in effect.

When will we have more information?

•      Within the guidelines governing communications related to an acquisition, we will communicate developments and new information to you as it becomes available.  Once the transaction is completed, we will issue a press release.

•         Except as communicated to you by management, it is very important that you do not discuss the transaction with RR Donnelley or any similar transaction with anyone, including persons outside of the Company.  If you receive any questions regarding this or any other similar transaction from outside of the Company, you should ask them to contact Jon C. Biro and notify him about such request immediately.

Who can I go to with my concerns?

•      Please direct questions or concerns to your President.

Additional Information and Where To Find It

This document relates to a proposed transaction between R. R. Donnelley and Consolidated Graphics, which will become the subject of a registration statement on Form S-4 and proxy statement/prospectus forming a part thereof, to be filed with the SEC by R. R. Donnelley and Consolidated Graphics.  This document is not a substitute for the registration statement and proxy statement/prospectus that R. R. Donnelley and Consolidated Graphics will file with the SEC or any other documents that R. R. Donnelley or Consolidated Graphics may file with the SEC or send to shareholders of Consolidated Graphics in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CONSOLIDATED GRAPHICS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY R. R. DONNELLEY OR CONSOLIDATED GRAPHICS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by R. R. Donnelley or Consolidated Graphics with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by R. R. Donnelley with the SEC will be available free of charge on R. R. Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting R. R. Donnelley’s Investor Relations Department at (800) 742-4455.  Copies of the proxy statement/prospectus and other relevant documents filed by Consolidated Graphics with the SEC will be available free of charge on Consolidated Graphics’ internet website at http://investors.cgx.com/phoenix.zhtml?c=78535&p=irol-sec or by contacting Consolidated Graphics’ Investor Relations Department at (713) 787-0977.

No Offer or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

R. R. Donnelley, Consolidated Graphics, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Consolidated Graphics in connection with the proposed transaction.  Information about the directors and executive officers of Consolidated Graphics is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on July 9, 2013.  Information about the directors and executive officers of R. R. Donnelley is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of Consolidated Graphics, its expectations relating to the proposed transaction with RR Donnelley and its future financial condition and performance, including estimated synergies.  Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “forecast,” “project,” “should” or “will” or other comparable words or the negative of such words. The accuracy of Consolidated Graphics’ assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond Consolidated Graphics’ control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. Consolidated Graphics gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. Consolidated Graphics’ actual future results might differ from the forward-looking statements made in this document for a variety of reasons, which include, weakness in the economy, financial stability of its customers, the sustained growth of its digital printing business, seasonality of election-related business, its ability to adequately manage business expenses, including labor costs, the unfavorable outcome of legal proceedings, the lack of or adequacy of insurance coverage for its operations, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, satisfactory labor relations, the potential for additional goodwill impairment charges, charges related to its withdrawal from multi-employer pension plans, its ability to identify new acquisition opportunities, changes in tax laws or interpretations that could increase consolidated tax liabilities; successful completion of the proposed transaction with RR Donnelley; the ability to implement plans for the integration of the proposed transaction, including with respect to sales forces, cost containment, asset rationalization and other key strategies and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the receipt of required regulatory approvals for the proposed transaction (including the approval of antitrust authorities necessary to complete the proposed transaction); competitive pressures in all markets in which Consolidated Graphics operates; and such other risks and uncertainties detailed in Consolidated Graphics’ periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Consolidated Graphics’ Form 10-K for the fiscal year ended March 31, 2013, in Consolidated Graphics’ subsequent filings with the SEC and in other investor communications of Consolidated Graphics from time to time.  Should one or more of the foregoing risks or uncertainties materialize, or should Consolidated Graphics’ underlying assumptions, expectations, beliefs or projections prove incorrect, Consolidated Graphics’ actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.  Consolidated Graphics does not undertake to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.